UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation under Section 14(d)(4)
of the Securities Exchange Act of 1934

Landair Corporation

(Name of Subject Company)

Landair Corporation
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

514757103
(CUSIP Number)

Matthew J. Jewell
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Leigh Walton
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

LANDAIR CORPORATION ANNOUNCES RECEIPT OF PROPOSAL
TO INITIATE TENDER OFFER

Greeneville, Tennessee, December 17, 2002 — Landair Corporation (NASDAQ-LAND) today announced that it had received notice from Scott M. Niswonger, its Chairman of the Board and Chief Executive Officer, John A. Tweed, its President and Chief Operating Officer, and Landair Acquisition Corporation (“LAC”), a corporation wholly-owned by Messrs. Niswonger and Tweed, that they propose to initiate a tender offer to acquire all of Landair’s outstanding shares of common stock, including shares issuable upon the exercise of currently outstanding options, for $13.00 per share. The purchase price represents an approximate 25% premium over the closing price of Landair’s common stock on NASDAQ on Thursday, October 10, 2002, the date on which Messrs. Niswonger and Tweed delivered their original buy-out proposal to Landair’s board of directors. The most recent communication indicated that Messrs. Niswonger and Tweed had obtained a financing commitment which, together with the capital that they have committed to contribute to LAC, will be sufficient to fund the tender offer.

As of today, Messrs. Niswonger and Tweed owned approximately 71% of Landair’s common stock. Messrs. Niswonger and Tweed indicated that the goal of the tender offer is to bring Messrs. Niswonger’s and Tweed’s equity ownership in Landair, through LAC, to at least 90% on a fully diluted basis. If this 90% ownership threshold is achieved, LAC plans to acquire all remaining outstanding shares of Landair common stock through a subsequent “short-form” merger, the timing of which will be announced at a later date. Shareholders who do not participate in the tender offer and who do not exercise their statutory dissenters’ rights would also receive $13.00 in cash for their Landair shares in the short-form merger.

The proposal has been referred to, and is under consideration by, a special committee of Landair’s board of directors that is composed entirely of independent directors. Messrs. Niswonger and Tweed and LAC have indicated that the tender offer will be conditioned on the special committee recommending that the Landair shareholders accept the offer. The special committee, working with its financial and legal advisors, intends to advise holders of Landair common stock whether it recommends that shareholders accept or reject the tender offer in the near future. The special committee may alternatively elect not to express an opinion and instead remain neutral or state that it is not able to take a position with respect to the tender offer. The special committee will also provide shareholders with the reasons for the position taken. Landair encourages shareholders to defer making a determination whether to accept or reject the offer until the special committee advises them of the committee’s position regarding the tender offer. No assurance can be given as to whether any transaction will occur or as to the timing or terms of any transaction.

A copy of the letter dated December 17, 2002, from Messrs. Niswonger and Tweed to the board of directors of Landair is attached. Landair Corporation is a high-service-level transportation company providing truckload, dedicated and other transportation-related services in the United States and Canada.

The proposed acquisition may be completed only in accordance with applicable state and federal laws including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. A tender offer for the outstanding shares of Landair Corporation common stock has not yet commenced. If a tender offer commences, each security holder of Landair Corporation should read the tender offer statement when it becomes available because it will contain important information about the tender offer. Once a filing is made, security holders of Landair Corporation can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission’s web site at http://www.sec.gov.

This press release and statements made by Landair in reports to its shareholders and public filings, as well as oral public statements by Landair representatives, may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include, but are not limited to, economic recessions or downturns in business cycles, competition, rapid fluctuations in fuel prices or availability, fluctuation in the frequency and severity of accidents, increases in interest rates and the availability of qualified drivers.

SCOTT M. NISWONGER
Post Office Box 1058
Greeneville, Tennessee 37744-1058

December 17, 2002

Landair Corporation
Special Committee of the Board of Directors
430 Airport Road
Greeneville, Tennessee 37745

Dear Sirs:

     The purpose of this letter is to notify you of the terms on which we propose to acquire the outstanding shares of common stock of Landair Corporation (the “Company”) not already owned by us or our affiliates (the “Proposal”). The principal terms of our Proposal are as follows:

1.	Through Landair Acquisition Corporation, a corporation wholly-owned by us and our affiliates (“LAC”), we are prepared to make a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, including shares issuable upon exercise of currently outstanding options to purchase shares of common stock of Landair, at a net purchase price of $13.00 per share. Holders of options to purchase common stock of the Company having exercise prices per share of less than $13.00 would be permitted to exercise their options on the condition that LAC accepts their option shares for payment. The offer price of $13.00 per share represents a 25% premium to the closing price of the Company common stock on October 10, 2002, the last full trading day before the public announcement of our intention to purchase the shares of common stock of the Company not already owned by our affiliates or us.

2.	Conditions to the tender offer will include, without limitation: (i) receiving tendered shares sufficient to permit LAC and its affiliates to own at least 90% of the outstanding common stock of the Company (assuming the exercise of all options with an exercise price of less than $13.00 per share) at the close of the tender offer; (ii) a special committee of independent members of the Company’s board of directors recommends that the Company’s shareholders accept the Offer and tender their shares in the Offer; and (iii) the availability to and receipt by LAC of all financing on terms and conditions satisfactory to LAC necessary to fund all financial obligations arising in connection with the tender offer and subsequent short-form merger (described below).

3.	The conditions to the tender offer listed above will be waivable by LAC in whole or in part at any time in its sole discretion. However, in no event will we or LAC purchase shares in the tender offer if less than a majority of the outstanding shares of Company common stock, excluding shares beneficially owned by us, our affiliates and the executive officers and directors of the Company, are tendered in the tender offer.

4.	Following the close of the tender offer, LAC will effect a short-form merger at a price equal to that offered in the tender offer that will result in LAC’s beneficial ownership of 100% of the issued and outstanding common stock of the Company.

5.	In connection with the short-form merger described above, the Company would terminate the listing of its common stock on the Nasdaq National Market one business day prior to the effective time of such merger so as to provide any remaining Landair shareholders with statutory dissenters’ rights under Tennessee law.

6.	Each outstanding option to acquire the Company’s common stock that is not conditionally exercised as described above will be acquired by LAC at the time of the short-form merger at a price equal to the difference between the tender offer price and the exercise price for such option.

7.	The details of the tender offer will be embodied in a Tender Offer Statement to be filed with the SEC and delivered to the Company upon commencement of the tender offer.

     The financing needed to complete the tender offer can be obtained in a timely manner. We have negotiated and obtained a form of financing commitment from a major institution (the “Commitment”), which, together with the capital that we have committed to contribute to LAC, will be sufficient to fund the tender offer. As a result of the Commitment and our agreed upon capital contribution, we believe LAC has the ability to complete the tender offer quickly and provide near-term liquidity for the Company’s shareholders.

     We are available to discuss this Proposal with you immediately and to answer any questions that you may have. In seeking further information concerning our Proposal, or for any other matter, please call either of us or our legal advisor, Bill Argabrite of Hunter, Smith & Davis LLP (423-378-8829).

     This letter should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

/s/ Scott M. Niswonger

Scott M. Niswonger

/s/ John A. Tweed

John A. Tweed